MAXIM GROUP LLC

300 Park Ave, 16th Floor

New York, NY 10022

February 22, 2024

VIA EDGAR

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kate Beukenkamp

Re:	Ryde Group Ltd
Registration Statement on Form F-1, as amended
Initially Filed on August 31, 2023
File No. 333-274283

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on February 20, 2024, in which we, as representative of the several underwriters of Ryde Group Ltd’s proposed public offering, joined Ryde Group Ltd’s request for acceleration of the effective date of the above-referenced Registration Statement for February 22, 2024, at 5:00 p.m. Eastern Time. Ryde Group Ltd is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

Maxim Group LLC

By:	/s/ Clifford A. Teller
Name:	Clifford A. Teller
Title:	Co-President